# MONETRAN LLC

## BALANCE SHEET

### As of December 31, 2019 (unaudited)

|  | As of December 31, 2019 |
|---|---|
| **ASSETS** | |
| **Current Assets** | |
| **Bank Accounts** | |
| **Checking** | **$16,784.15** |
| **Investment** | **$35,902.65** |
| **Total Bank Accounts** | **$52,686.80** |
| | |
| **Other Current Assets** | |
| **Escrow** | **$5,728.88** |
| **Total Other Current Assets** | **$5,728.88** |
| **Total Current Assets** | **$58,415.68** |
| **TOTAL ASSETS** | **$58,415.68** |
| **LIABILITIES AND EQUITY** | |
| | |
| **Liabilities** | |
| **Current Liabilities** | |
| **Accounts Payable** | **-** |
| **Total Current Liabilities** | **-** |
| **Total Liabilities** | **-** |
| | |
| **Equity** | |
| **Members' Investments** | |
| **Class B Shares** | **$106,749.19** |
| **Class A Shares** | **$8355.10** |
| | |
| **Retained Earnings** | **-$13,284.01** |
| **Net Income** | **-$43,404.60** |
| **Total Equity** | **$58,415.68** |
| **TOTAL LIABILITIES AND EQUITY** | **$58,415.68** |

**MONETRAN LLC**
**BALANCE SHEET**
**As of Dec 31, 2018**
(unaudited)

| | As of Dec 31, 2018 |
|---|---:|
| **ASSETS** | |
| **Current Assets** | |
| **Bank Accounts** | |
| **Checking** | $5,982.36 |
| **Total Bank Accounts** | **$5,982.36** |
| **Other Current Assets** | |
| | $8,188.07 |
| **Startup Costs** | |
| **Fidelity Asset Acct** | 9,563.18 |
| **Total Other Current Assets** | **$17,751.25** |
| **Total Current Assets** | **$23,732.98** |
| **TOTAL ASSETS** | **$23,733.61** |
| **LIABILITIES AND EQUITY** | |
| **Liabilities** | |
| **Current Liabilities** | |
| **Accounts Payable** | $1,500.00 |
| **Total Current Liabilities** | **$1,500.00** |
| **Total Liabilities** | **$0.00** |
| **Equity** | |
| **Members' Investments** | $33,196.66 |
| **Retained Earnings** | $0.00 |
| **Net Income** | -$10,963.05 |
| **Total Equity** | **$22,233.61** |
| **TOTAL LIABILITIES AND EQUITY** | **$23,733.61** |

**NOTE 1 – NATURE OF OPERATIONS**

Monetran LLC was formed on March 26, 2018 ("Inception") in the State of Delaware. The financial statements of Monetran LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Hockessin, DE.

Monetran LLC is a technology-based startup operating in the crypto-currency market. The company is designing and deploying a block-chain based financial transaction application to help remedy existing problems in both crypto- and fiat-based transaction networks. The application will make use of Moneda, an asset-based token on the Stellar network. The Stellar platform combined with Monetran's application will allow users to transfer money, even micro-payments, in a matter of seconds for a nominal fee. Additionally, the use of the Byzantine Consensus Algorithm will allow for a vast amount of transactions with minimal energy usage compared to traditional mining procedures for existing block-chain networks and tokens. The company plans to establish this digital currency for everyday use in internet commerce and remittance.

**NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

*Use of Estimates*

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

*Fair Value of Financial Instruments*

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2017 and 2016. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

*Cash and Cash Equivalents*

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

*Revenue Recognition*

Application downloads of the Monetran app are free, and the Company does not anticipate a future need of charging a fee for app downloads or account maintenance. However, use of the application for the purpose of transferring funds shall come with estimated transaction fees as follows:

1) For domestic transactions – 1% of the total transaction amount (in U.S. Dollars) with the following exceptions: Company will charge a minimum of $0.10 per transaction and a maximum of $10.00 per transaction (not including any additional fees).

2) For international transactions – 2% of the total transaction amount (in U.S. Dollars) with the following exceptions: Company will charge a minimum of $2.00 per international transfer and a maximum or $20.00 international transfer (not including any additional fees).

The Company will recognize revenues from when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

*Income Taxes*

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has not yet filed a tax return and therefore is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

*Concentration of Credit Risk*

The Company maintains its cash with major financial institutions located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

## NOTE 3 – DEBT

The Company is not currently under any debt obligations. Its only outstanding liability is as represented in Company's Accounts Payable.

## NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

## NOTE 5 – MEMBERS' EQUITY

*LLC Units*

As per the Company's A&R Operating Agreement, Monetran LLC has authorized the issuance of (2) classes of LLC Units, Class A and Class B, with the following provisions:

- Class A Units
    - Holders of Class A Units are granted (1) vote per Unit. Any Class A Member may call for a meeting of the Members and, if approved by a majority of Class A Unit-holders, such

meeting shall be granted and held within a reasonable time. Only Class A Members may attend these meetings and will be allowed to vote on such matters of Company's management, strategy, and key business decisions

- Class B Units
    - o Holders of Class B Units are not granted any voting rights. As outlined in the A&R Operating Agreement, Class B Members maintain the right to annual distributions (if available) split in accordance with the A&R Operating Agreement and pro rate commensurate with each investor's investment amount.

As of the date of this financial review, the Company has issued a total of 1,000,000 Class A Units, with 100% of them being held by Don Bielak. The company has issued and sold 107,000 Class B Units as outlined in its Regulation Crowdfunding offering.

The Company may, upon a majority of votes cast by Class A members, issue additional LLC Units, whether Class A or Class B or a new class altogether, to the extent applicable under state and federal laws and subject to the provisions of the Company Operating Agreement.

## NOTE 6 – RELATED PARTY TRANSACTIONS

Company has not engaged in any related-party transactions.

## NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2019. There have been no other events or transactions during this time that would have a material effect on the balance sheet.